UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TARGA RESOURCES PARTNERS LP
(Name of the Issuer)
Common Units representing limited partner interests
(Title of Class of Securities)
87611X105
(CUSIP Number)
May 28, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		5,813,227

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		5,813,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2)(3)

	5,813,227

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)

	12.6

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		3,266,408

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER (1)

		3,266,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)(3)

	3,266,408

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)

	7.1

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		9,079,635

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		9,079,635

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2)(3)

	9,079,635

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

	19.6

12	TYPE OF REPORTING PERSON

	OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Warburg Pincus IX, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		3,266,408

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		3,266,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2)(3)

	3,266,408

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

	7.1

12	TYPE OF REPORTING PERSON

	OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		9,079,635

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		9,079,635

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2)(3)

	9,079,635

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

	19.6

12	TYPE OF REPORTING PERSON

	CO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		9,079,635

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		9,079,635

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2)(3)

	9,079,635

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

	19.6

12	TYPE OF REPORTING PERSON

	OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	American

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		9,079,635

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		9,079,635

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2)(3)

	9,079,635

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

	19.6

12	TYPE OF REPORTING PERSON

	IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

CUSIP No.	87611X105

1	NAMES OF REPORTING PERSONS Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	American

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		9,079,635

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		9,079,635

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2)(3)

	9,079,635

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

	19.6

12	TYPE OF REPORTING PERSON

	IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that are attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

Item 1.
(a)	Name of Issuer: Targa Resources Partners LP
(b)	Address of Issuer’s Principal Executive Offices: 1000 Louisiana, Suite 4300 Houston, Texas 77002
Item 2.
(a)	This Schedule 13G/A is filed by and on behalf of (a) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, Warburg Pincus Netherlands Private Equity VIII, I, C.V., a company organized under the laws of the Netherlands, WP-WP VIII Investors, L.P., a Delaware limited partnership (collectively, “WP VIII”); (b) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”); (c) Warburg Pincus Partners, LLC, a New York limited liability company (“WP PARTNERS”), (d) Warburg Pincus IX, LLC, a New York limited liability company (“WP IX LLC”); (e) Warburg Pincus & Co., a New York general partnership (“WP”), (f) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WP VIII and WP IX and (g) Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.

WP VIII has shared dispositive and voting power with respect to 5,813,227 shares of Common Units (as defined below)

WP IX and WP IX LLC have shared dispositive and voting power with respect to 3,266,408 shares of Common Units.

WP PARTNERS, WP, WP LLC and Messrs. Kaye and Landy have shared dispositive and voting power with respect to 9,079,635 shares of Common Units.

(b)	The address of the principal business office of the parties referred to in paragraph (a) of this Item 2 is:

466 Lexington Avenue, New York, New York 10017.

(c)	Citizenship:

WP VIII is a Delaware limited partnership, WP IX is a Delaware limited partnership, WP PARTNERS is a New York limited liability company, WP IX LLC is a New York limited liability company, WP is a New York general partnership, WP LLC is a New York limited liability company and Messrs. Kaye and Landy are each U.S. citizens.

(d)	Title of Class of Securities: Common Units, representing limited partner interests

(e)	CUSIP Number: 87611X105
Item 3. If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4. Ownership
(a)	Amount Beneficially Owned:

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims beneficial ownership with respect to any units other than the units owned of record by such reporting person. The common units presented as being beneficially owned by each reporting person represent the number of common units of the Issuer that are attributable to each reporting person based on each reporting person’s ownership of equity interests in Targa Resources Investments Inc. The percent of class provided for each reporting person below is based on 34,684,000 common units outstanding as of May 1, 2009, as reported in the Partnership’s Form 10-Q for the fiscal year ended December 31, 2008, plus the 11,528,231 common units issued upon conversion of the subordinated units, which was confirmed by the Board of Directors of the Issuer’s general partner on May 28, 2009.

As of the close of business on May 28, 2009:
1.	Warburg Pincus Private Equity VIII, L.P. beneficially owned 5,813,227 shares

2.	Warburg Pincus Private Equity IX, L.P. beneficially owned 3,266,408 shares

3.	Warburg Pincus Partners, LLC beneficially owned 9,079,635 shares

4.	Warburg Pincus IX, LLC beneficially owned 3,266,408 shares

5.	Warburg Pincus & Co. beneficially owned 9,079,635 shares

6.	Warburg Pincus LLC beneficially owned 9,079,635 shares

7.	Mr. Kaye beneficially owned 9,079,635 shares

8.	Mr. Landy beneficially owned 9,079,635 shares
(b)	Percent of Class:

As of the close of business on May 28, 2009:
1.	Warburg Pincus Private Equity VIII, L.P. beneficially owned 12.6% of class

2.	Warburg Pincus Private Equity IX, L.P. beneficially owned 7.1% of class

3.	Warburg Pincus Partners, LLC, beneficially owned 19.6% of class

4.	Warburg Pincus IX, LLC beneficially owned 7.1% of class

5.	Warburg Pincus & Co. beneficially owned 19.6% of class

6.	Warburg Pincus LLC beneficially owned 19.6% of class

7.	Mr. Kaye beneficially owned 19.6% of class

8.	Mr. Landy beneficially owned 19.6% of class
(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote

As of the close of business on May 28, 2009:
1.	Warburg Pincus Private Equity VIII, L.P. — 0

2.	Warburg Pincus Private Equity IX, L.P. — 0

3.	Warburg Pincus Partners, LLC — 0

4.	Warburg Pincus IX, LLC — 0

5.	Warburg Pincus & Co. — 0

6.	Warburg Pincus LLC — 0

7.	Mr. Kaye — 0

8.	Mr. Landy— 0
(ii)	shared power to vote or to direct the vote:

As of the close of business on May 28, 2009:
1.	Warburg Pincus Private Equity VIII, L.P. — 5,813,227

2.	Warburg Pincus Private Equity IX, L.P. — 3,266,408

3.	Warburg Pincus Partners, LLC — 9,079,635

4.	Warburg Pincus IX, LLC — 3,266,408

5.	Warburg Pincus & Co. — 9,079,635

6.	Warburg Pincus LLC — 9,079,635

7.	Mr. Kaye— 9,079,635

8.	Mr. Landy — 9,079,635
(iii)	sole power to dispose or to direct the disposition of:

As of the close of business on May 28, 2009:
1.	Warburg Pincus Private Equity VIII, L.P. — 0

2.	Warburg Pincus Private Equity IX, L.P. — 0

3.	Warburg Pincus Partners, LLC — 0

4.	Warburg Pincus IX, LLC — 0

5.	Warburg Pincus & Co. — 0

6.	Warburg Pincus LLC — 0

7.	Mr. Kaye — 0

8.	Mr. Landy — 0
(iv)	shared power to dispose or to direct the disposition of:

As of the close of business on May 28, 2009:
1.	Warburg Pincus Private Equity VIII, L.P. — 5,813,227

2.	Warburg Pincus Private Equity IX, L.P. — 3,266,408

3.	Warburg Pincus Partners, LLC — 9,079,635

4.	Warburg Pincus IX, LLC — 3,266,408

5.	Warburg Pincus & Co. — 9,079,635

6.	Warburg Pincus LLC — 9,079,635

7.	Mr. Kaye — 9,079,635

8.	Mr. Landy — 9,079,635
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group

WP VIII, WP IX, WP PARTNERS, WP IX LLC, WP, WP LLC and Messrs. Kaye and Landy are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among WP VIII, WP IX, WP PARTNERS, WP IX LLC, WP, WP LLC and Messrs. Kaye and Landy to file jointly is attached as Exhibit A. Each of WP VIII, WP IX, WP PARTNERS, WP IX LLC, WP, WP LLC and Messrs. Kaye and Landy disclaims beneficial ownership of all of the Common Units, other than those reported herein as being owned by it.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.*
	By:	Warburg Pincus Partners LLC, its General Partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS PRIVATE EQUITY IX, L.P.*
	By:	Warburg Pincus IX, LLC, its General Partner
	By:	Warburg Pincus Partners, LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS PARTNERS, LLC*
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS IX, LLC*
	By:	Warburg Pincus Partners, LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS & CO.*
	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS LLC*
	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Member

By:	/s/ Scott A. Arenare
	Name:	Charles R. Kaye
By: Scott A. Arenare, Attorney-in-fact**

By:	/s/ Scott A. Arenare
	Name:	Joseph P. Landy
By: Scott A. Arenare, Attorney-in-fact**

*	The agreement among WP VIII, WP IX, WP PARTNERS, WP IX LLC, WP, WP LLC and Messrs. Kaye and Landy to file jointly is attached as Exhibit A.

**	Power of Attorney given by Messrs. Kaye and Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.